UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SMTP, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784589 10 3

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784589 10 3

1		NAME OF REPORTING PERSON: Joel Arberman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,904(1)
	6	SHARED VOTING POWER 883,000(1)
	7	SOLE DISPOSITIVE POWER 4,904(1)
	8	SHARED DISPOSITIVE POWER 883,000(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 887,904
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.03%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1. 2.

See Item 4.

Based on  14,707,250 shares of the Issuer’s common stock that were outstanding as of July 20, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on July 25, 2012.

CUSIP NO. 784589 10 3

1		NAME OF REPORTING PERSON: Christopher Walker
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 883,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 883,000(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.00%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	See Item 4.
2.

Based on  14,707,250 shares of the Issuer’s common stock that were outstanding as of July 20, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on July 25, 2012.

CUSIP NO. 784589 10 3

1		NAME OF REPORTING PERSON: Public Financial Services, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 883,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 883,000(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.00%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	See Item 4.
2.

Based on  14,707,250 shares of the Issuer’s common stock that were outstanding as of July 20, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on July 25, 2012.

Item 1(a). Name of Issuer:
SMTP, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
One Broadway, 14th Floor Cambridge, MA 02142
Item 2(a). Name of Person Filing:

Joel Arberman

Christopher Walker

Public Financial Services, LLC

The Reporting Persons have entered into a Joint Filing Agreement, dated August 29, 2012, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Public Financial Services, LLC 7877 Emerald Winds Circle Boynton Beach, Florida 33473
Item 2(c). Citizenship:
Each of Joel Arberman and Christopher Walker are U.S. citizens. Public Financial Services, LLC is a limited liability company organized under the laws of the State of Florida.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
784589 10 3
Item 3.
This statement is not being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Joel Arberman
(a) Amount beneficially owned: 887,904 (1)
(b) Percent of class: 6.03%(4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,904(2)
(ii) Shared power to vote or to direct the vote: 883,000 (3)
(iii) Sole power to dispose or to direct the disposition of: 4,904(2)
(iv) Shared power to dispose or to direct the disposition of: 883,000 (3)

Christopher Walker
(a)	Amount beneficially owned: 883,000 (3)
(b)	Percent of class: 6.00%(4)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 883,000 (3)
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 883,000 (3)

Public Financial Services, LLC

(a)	Amount beneficially owned: 883,000 (3)
(b)	Percent of class: 6.00%(4)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 883,000 (3)
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 883,000 (3)

1.

Represents (i) 2,530 shares of common stock owned by Joel Arberman; (ii) 2,374 shares of common stock held in trust for Mr. Arberman’s minor children of which Mr. Arberman is the trustee; and (iii) 883,000 shares of common stock held directly by Public Financial Services, LLC, an entity owned and controlled by Joel Arberman and Christopher Walker. Joel Arberman and Christopher Walker share voting and dispositive power for securities owned by Public Financial Services, LLC.

2.	Represents (i) 2,530 shares of common stock owned by Joel Arberman; and (ii) 2,374 shares of common stock held in trust for Mr. Arberman’s minor children of which Mr. Arberman is the trustee.

3.

Represents 883,000 shares of common stock held directly by Public Financial Services, LLC, an entity owned and controlled by Joel Arberman and Christopher Walker. Joel Arberman and Christopher Walker share voting and dispositive power for securities owned by Public Financial Services, LLC.

4.

Based on  14,707,250 shares of the Issuer’s common stock that were outstanding as of July 20, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on July 25, 2012.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group

Not Applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Public Financial Services, LLC

Dated: August 29, 2012	/s/ Joel Arberman
By: Joel Arberman
Its: Managing Member

/s/ Joel Arberman
Joel Arberman

/s/ Christopher Walker
Christopher Walker

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)

Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)

Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Public Financial Services, LLC

Dated: August 29, 2012	/s/ Joel Arberman
By: Joel Arberman
Its: Managing Member

/s/ Joel Arberman
Joel Arberman

/s/ Christopher Walker
Christopher Walker